April 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Attention:  Martin James, Senior Assistant Chief Accountant

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Remedent, Inc.

Form 10-K for the year ended March 31, 2015 filed July 29, 2015

File No. 1-15975

Dear Mr. James:

This letter is in response to the Staff’s letter of March 23, 2016, and addresses the comments stated therein relating to the Company’s Form 10-K for the year ended March 31, 2015 (“Form 10-K”).

Form 10-K for Fiscal Year Ended March 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 14. Income Taxes, page F-17

1.	We note from your response to comment 6 that the permanent differences caption represented your use of tax loss carry forwards for foreign subsidiaries, and resulted in Remedent NV being exempted from statutory taxes. Please explain to us how you computed a net foreign income tax expense of $30,565 for the fiscal year ended March 31, 2015.

RESPONSE: We acknowledge Staff’s comment. The net foreign income tax expense of $30,565 for the fiscal year ended March 31, 2015 refers to our second foreign subsidiary, besides Remedent NV, Biotech Dental Benelux NV. As the fiscal year, ending March 31, 2015 was the first and start-up year for named division, we ended the fiscal year with a positive result of $86.000. As such, 35% was computed as statutory taxes for Biotech Dental Benelux NV, reflecting the foreign income tax expense of $30,565.

United States Securities and Exchange Commission

April 6, 2016

Note 19. Financial Instruments, page F-20

2.	We note from your response to the third bullet in comment 7that you consider the fair value of the investment to be its carrying value. Please confirm that in future filings you will provide a description of the valuation technique used to determine fair value for your long-term investment and advance as well as the procedures you have in place for identifying impairment risk indicators which enables you to identify possible overstatements of carrying value on investments.

RESPONSE: We acknowledge Staff’s comment. Our future filings will provide a description of the valuation technique used to determine fair value for our long-term investment and advance as well as the procedures we have in place for identifying impairment risk indicators which enable us to identify possible overstatements of carrying value on investments.

The Company confirms that:

(a)    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

(c)    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or for further discussions relating to this matter please feel free to contact me via mail philippeva@remedent.be or at +32 9 241 58 80

Sincerely, /s/ Philippe Van Acker Philippe Van Acker Chief Financial Officer